Response Biomedical’s BNP Test
For Congestive Heart Failure Launched In Japan

Shionogi Purchasing 200 RAMP Systems for Launch

Vancouver, British Columbia, July 20, 2006 - Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today it has shipped 100 RAMP Readers to Shionogi & Co., Ltd. for commercial sale in Japan, with the balance of the order to be shipped this summer. As part of this initial purchase order Response Biomedical has also shipped a quantity of BNP tests to be used on these systems. BNP (B-type natriuretic peptide) is a proprietary cardiac marker test to assist in the diagnosis and management of congestive heart failure.

Shionogi has commenced marketing the clinical point-of-care diagnostic system, manufactured exclusively by Response Biomedical, both directly as well as through its own network of distribution partners under the trademark 'SHIONOSPOT® BNP'. With a combined sales force of more than 1,000 sales representatives, and recent regulatory clearance in Japan, the new BNP test will enable Shionogi to contribute extensively in the cardiovascular field, from diagnosis to treatment.

"Since Shionogi has exclusive rights to BNP diagnostics in Japan, the SHIONOSPOT® BNP Test is the first and only rapid point-of-care test for congestive heart failure in this important market for the foreseeable future,” said Bill Radvak, President and CEO of Response Biomedical. “There is a large unmet need for the rapid and reliable detection of congestive heart failure, and Shionogi’s goal is to place more than 1,000 RAMP Readers throughout Japan."

About Congestive Heart Failure:
Congestive heart failure (CHF) impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About Shionogi & Co., Ltd.:
Shionogi & Co., Ltd. (www.shionogi.co.jp ), headquartered in Osaka, is one of the leading pharmaceutical companies in Japan. The Company recorded total net sales for fiscal year ended March 31, 2006 of approximately US$1.71 billion. Operating divisions are focused on prescription drugs, OTC products, and diagnostics. Shionogi has marketed RIA type BNP assay SHIONORIA® in Japan since 1994, and has marketed new non-RIA type BNP assay MI02 SHIONOGI BNP in Japan since 2004.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report or Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6078	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com